Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Maverix Metals Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Maverix Metals Inc. (the Company) as of December 31, 2020, December 31, 2019 and January 1, 2019, the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and changes in equity for each of the years in the two year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and December 31, 2019, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its presentation currency from the Canadian dollar to the U.S. dollar. The change is as of January 1, 2020, and has been retrospectively applied, and the statement of financial position as of January 1, 2019, has been included pursuant to the requirements of International Financial Reporting Standards.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

All rights reserved.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

//s// KPMG LLP

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 22, 2021

Maverix Metals Inc. Consolidated Statements of Financial Position
(in thousands of United States dollars)

		Restated (Note 2g)
	December 31, 2020	December 31, 2019	January 1, 2019
Assets
Current assets
Cash and cash equivalents	$7,760	$4,828	$5,017
Accounts receivable	13,533	7,048	5,726
Investments (Note 6)	18,238	-	-
Right of first refusal receivable (Note 4b)	-	12,000	-
Asset held for sale (Note 4a)	1,500	-	-
Prepaid expenses and other	653	483	267
Total current assets	41,684	24,359	11,010

Non-current assets
Royalty, stream and other interests (Note 4 & 5)	334,210	281,405	198,091
Investments (Note 6)	1,000	7,148	4,458
Deferred financing costs and other	960	1,400	823
Deferred tax asset (Note 13)	1,753	823	823
Total assets	$379,607	$315,135	$215,205

Liabilities
Current liabilities
Trade payables and other	$3,285	$3,233	$2,713
Deferred revenue (Note 4a)	3,333	-	-
Dividend payable (Note 8e)	-	1,196	-
Total current liabilities	6,618	4,429	2,713

Non-current liabilities
Credit facility (Note 7)	32,000	69,000	12,300
Total liabilities	38,618	73,429	15,013

Equity
Capital and reserves
Share capital (Note 8a)	318,530	237,509	187,028
Reserves	10,654	14,009	13,298
Accumulated other comprehensive income	4,326	1,262	2,077
Retained earnings (deficit)	7,479	(11,074)	(2,211)
Total equity	340,989	241,706	200,192
Total liabilities and equity	$379,607	$315,135	$215,205

Contractual obligations (Note 16)

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

“signed” Geoff Burns, Director “signed” Dan O’Flaherty, Director

Maverix Metals Inc.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(in thousands of United States dollars, except for per share and share data)

	Years ended
	December 31
	2020	2019 Restated (Note 2g)
Royalty revenue (Note 14)	$32,689	$21,797
Sales (Note 14)	18,992	11,915
Total revenue	51,681	33,712

Cost of sales, excluding depletion	(5,020)	(3,927)
Depletion (Note 5)	(17,999)	(13,181)
Total cost of sales	(23,019)	(17,108)
Gross profit	28,662	16,604

Administration expenses (Note 9)	(4,784)	(4,407)
Project evaluation expenses (Note 9)	(3,502)	(2,300)
Royalty interest impairment (Note 5b)	-	(14,241)
Income (loss) from operations	20,376	(4,344)

Other income and expenses
Gain on amendment of royalty interest (Note 4a)	9,291	-
Foreign exchange gain (loss)	664	(227)
Other income (expense)	1,904	(100)
Finance expense	(2,456)	(1,813)
Income (loss) before income taxes	29,779	(6,484)

Income tax expense (Note 13)	(6,060)	(1,183)
Net income (loss)	$23,719	$(7,667)

Earnings per share (Note 10)
Basic earnings (loss) per share	$0.19	$(0.07)
Diluted earnings (loss) per share	$0.17	$(0.07)

Weighted average number of common shares outstanding:
Basic	126,730,500	108,363,047
Diluted	135,975,539	108,363,047

Other Comprehensive Income (Loss)
Net income (loss)	$23,719	$(7,667)
Item that will not be subsequently re-classified to net income:
Changes in fair value of investments (Note 6)	3,466	(815)
Income tax expense on investments (Note 13)	(402)	-
Comprehensive income (loss)	$26,783	$(8,482)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Cash Flows

(in thousands of United States dollars)

	Years ended
	December 31
	2020	2019 Restated (Note 2g)
Operating activities
Net income (loss)	$23,719	$(7,667)

Depletion and amortization	18,146	13,303
Royalty interest impairment (Note 5b)	-	14,241
Income tax expense	6,060	1,183
Share-based compensation	1,688	1,666
Finance expense	2,456	1,813
Unrealized foreign exchange (gain) loss	(284)	67
Unrealized (gain) loss on warrants	(1,891)	92
Income taxes paid on operating activities	(4,076)	(1,230)
Gain on amendment of royalty interest (Note 4)	(9,291)	-
Changes in non-cash working capital (Note 11)	(3,527)	(2,507)
Net cash provided by operating activities	$33,000	$20,961

Investing activities
Acquisition of royalty, stream and other interests (Note 4)	(15,436)	(73,230)
Acquisition of investments and other (Note 6)	(7,137)	(3,053)
Proceeds from amendment of royalty interest (Note 4)	12,164	-
Taxes paid on amendment of royalty interest (Note 4)	(2,787)	-
Proceeds from disposal of equity investments	568	-
Right of first refusal proceeds (Note 4b)	12,000	-
Net cash used in investing activities	$(628)	$(76,283)

Financing activities
Proceeds from credit facility (Note 7)	20,000	62,000
Repayment of credit facility (Note 7)	(57,000)	(5,300)
Financing costs and interest paid	(2,337)	(2,129)
Dividends paid (Note 8e)	(6,361)	-
Proceeds from exercise of warrants and stock options (Note 8b & 8c)	16,152	619
Net cash (used in) provided by financing activities	$(29,546)	$55,190

Effect of exchange rate changes on cash and cash equivalents	106	(57)
Increase (decrease) in cash and cash equivalents	2,932	(189)
Cash and cash equivalents at the beginning of the year	4,828	5,017
Cash and cash equivalents	$7,760	$4,828

Supplemental cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for number of shares)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income $	Retained earnings (deficit) $	Total equity $
As at December 31, 2018 - Restated (Note 2g)	107,715,646	187,028	10,999	2,299	2,077	(2,211)	200,192
Total comprehensive loss	-	-	-	-	(815)	(7,667)	(8,482)
Dividend declared (Note 8e)	-	-	-	-	-	(1,196)	(1,196)
Shares issued for the Kinross Portfolio (Note 4b)	11,228,674	48,907	-	-	-	-	48,907
Shares issued for options exercised (Note 8c)	508,964	1,070	-	(451)	-	-	619
Share-based compensation	125,205	504	-	1,162	-	-	1,666
As at December 31, 2019 - Restated (Note 2g)	119,578,489	237,509	10,999	3,010	1,262	(11,074)	241,706
Total comprehensive income	-	-	-	-	3,064	23,719	26,783
Dividends declared (Note 8e)	-	-	-	-	-	(5,166)	(5,166)
Shares issued for the Newmont Portfolio (Note 4)	12,000,000	59,826	-	-	-	-	59,826
Shares issued for warrants exercised (Note 8b)	8,250,000	19,922	(4,390)	-	-	-	15,532
Shares issued for options exercised (Note 8c)	650,580	1,238	-	(618)	-	-	620
Share-based compensation	9,240	35	-	1,653	-	-	1,688
As at December 31, 2020	140,488,309	318,530	6,609	4,045	4,326	7,479	340,989

The accompanying notes are an integral part of these consolidated financial statements.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada. The Company’s common shares trade on the New York Stock Exchange American and Toronto Stock Exchange under the symbol “MMX”.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (a “Stream” or “Streams”) on projects that are in an advanced stage of development, on operating mines producing precious or other metals, or in some circumstances, exploration stage projects. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project (a “Gross Revenue Royalty” or “GRR”) or, the net revenue after the deduction of specified costs (a “Net Smelter Returns Royalty” or “NSR” royalty). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for the life of mine or a specified time period.

These consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on March 22, 2021.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”).

b)	Basis of Preparation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”) (Note 2g), unless otherwise noted.

c)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including its principal subsidiaries Maverix Metals (Australia) Pty Ltd. and Maverix Metals (Nevada) Inc. Subsidiaries are fully consolidated from the date the Company obtains control and continues to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

d)	Royalty, Stream and Other Interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation expenses that are not related to a specific royalty or stream asset are expensed in the period incurred.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest (non-depletable interest) and is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources (“IFRS 6”). Once the technical feasibility, commercial viability and a development decision have been established, the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”). The exploration and evaluation asset is subject to an impairment test prior to reclassification in accordance with IFRS 6.

e)	Impairment of Royalty, Stream and Other Interests

Evaluation of the carrying values of each mineral interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable. Impairment is assessed at the level of cash-generating units, which is the smallest identifiable group of assets that generates cash inflows and largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, or other interest level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of its fair value less costs of disposal (“FVLCD”) and its value in use (“VIU”). Estimated future cash flows are calculated using estimated production, sales prices and a discount rate. Estimated future production is determined using current reserves and the portion of resources expected to be classified as mineral reserves, as well as exploration potential expected to be converted into resources or reserves. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by research analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating research analyst views used to value precious metal royalty and streaming companies. All inputs used are those that an independent market participant would consider appropriate. In addition, the Company may use other market approaches for determining the recoverable amount which may include an estimate of (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions or (iv) market capitalization of comparable assets.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying value of the royalty or stream interest is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the royalty or stream interest in previous periods.

Royalty and stream interests classified as exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount.

f)	Revenue Recognition

Revenue is comprised of revenue earned from royalty, stream and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For Royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

For Streams, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

g)	Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. The functional currency of the Company and its significant wholly-owned subsidiaries is the USD.

Foreign currency transactions, including revenues and expenses, are translated into the functional currency at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation’s functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income (loss).

Effective January 1, 2020, the Company elected to change its presentation currency from the Canadian dollar (“CAD”) to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

h)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, right of first refusal (“ROFR”) receivable, investments, trade and other payables, and the credit facility. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents include cash on account and short-term deposits with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash and cash equivalents are subsequently measured at amortized cost using the effective interest rate method.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. ROFR receivable relates to the underlying right of a property owner to repurchase a specific royalty (Note 4). These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognised upon initial recognition of the receivables.

Investments in common shares are designated as fair value through profit and loss (“FVTPL”) unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income (“FVTOCI”). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

When investments in common shares designated as FVTOCI are disposed of, the cumulative gains and losses recognized in other comprehensive income are not recycled to the consolidated statement of income (loss) and remain within equity. Dividends received are recognized in income and these investments are not assessed for impairment.

The consideration for investments in units including common shares and share purchase warrants are allocated on a pro-rata basis, based on relative fair values at the date of issuance. The fair value of common shares are based on the market closing price. The fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

Investments in warrants are classified as FVTPL. These warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss).

Trade and other payables and the credit facility are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method.

i)	Inventory

When refined gold or silver is delivered to the Company under a Stream agreement it is initially recorded as inventory. The amount recognized as inventory includes both the cash payment and the related depletion associated with the underlying Stream interest. At such time the inventory is sold, the amounts recognized in inventory are recorded as cost of sales and depletion.

j)	Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

k)	Share Capital and Share Purchase Warrants

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or if the warrants are not traded, using the BSM as of the date of issuance.

Share purchase warrants issued with an exercise price denominated in the Company’s functional currency (USD) are considered equity instruments with the consideration received reflected within shareholders’ equity under the classification of share purchase warrants reserve. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

l)	Earnings Per Share

Basic earnings per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options, restricted share units (“RSUs”) and warrants computed using the treasury stock method.

m)	Share Based Payments

The Company recognizes share based compensation expense for share purchase options, RSUs and common shares granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans based on the fair values at the date of grant.

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Common shares

The fair value of common shares granted is determined by the market value of the underlying shares at the date of the grant. The fair value of the common shares is expensed with a corresponding increase to equity.

n)	Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

o)	Segment Reporting

The Company’s reportable operating segments are components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Company’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the consolidated financial statements. Refer to Note 14 for summary of the Company’s segmented information.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

3.	CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

a)	Attributable Reserve and Resource Estimates

Royalty, stream and other interests comprise a large component of the Company’s assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company’s consolidated financial statements. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty, stream or other interest, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth, and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

The Company’s royalty, stream and other interests are depleted on a units-of-production basis, with estimated recoverable reserves and resources being used to determine the depletion rate for each of the Company’s royalty, stream and other interests. These calculations require the use of estimates and assumptions, including the amount of recoverable resources to be converted into reserves. Changes to depletion rates are accounted for prospectively.

b)	Fair Value of Acquired Royalty, Stream and Other Interests

The determination of the fair values of acquired royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value could impact the acquisition date fair values of the royalty, stream and other interests.

c)	Impairment of Royalty, Stream and Other Interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral reserve/resource conversion, foreign exchange rates, taxes, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

During the year ended December 31, 2020, no impairment charges were recorded. During the year ended December 2019, the Company recorded an impairment charge of $14.2 million (Note 5b).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

d)	Income Taxes

The interpretation of new and existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which our royalty, stream and other interests are located or to which shipments of gold or silver are made or received requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to Note 13 for more information.

e)	Estimation Uncertainty and COVID-19

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global commerce are anticipated to be far reaching. To date there has been significant volatility in the stock market and in the commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions and the global movement of people and some goods has become restricted. In the current environment, estimates and assumptions about future production, commodity prices, exchange rates, discount rates, future capital expansion plans and associated production implications at the underlying mines in which the Company holds a royalty or stream interest are subject to greater variability than normal, which could significantly affect the valuation of our assets, both non-financial and financial. As at December 31, 2020, the Company has not recorded any adjustments related to the COVID-19 pandemic.

4.	ROYALTY AND STREAM TRANSACTIONS

a)	During the Year Ended December 31, 2020

Newmont Portfolio Acquisition

In October 2020, the Company completed the Purchase and Sale Agreement (the “Agreement”) entered into with Newmont Corporation (“Newmont”) to acquire a portfolio of 11 royalties (the “Newmont Portfolio”). As consideration for the Newmont Portfolio, the Company issued 12,000,000 common shares and paid $15.0 million in cash and has agreed to make contingent cash payments of up to $15.0 million if certain production milestones at certain underlying assets are achieved within five years of closing the Agreement.

Certain of the royalties that were due to be transferred pursuant to the Agreement were subject to certain restrictions on transfer, including a ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash consideration. The Company has committed to dispose the 1.0% NSR royalty on the Yecora project for cash consideration of $1.5 million. The Yecora royalty has been classified as an asset held for sale at the time of acquisition and at December 31, 2020.

The fair value of the Newmont Portfolio acquired was determined to be $75.0 million. The Company used discounted cash flow models for near-term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Newmont Portfolio. The discounted cash flow models used discount rates of 4% to 15% depending on the stage and risk profile of the assets. Metal prices were based on analyst metal price projections and management expectations.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

The excess of the fair value of the Newmont Portfolio of $75.0 million over the cash consideration paid of $15.0 million was allocated to the common shares.

The significant royalties acquired in the Newmont Portfolio include the 2.0% NSR royalty on the oxide and transitional ore of the Camino Rojo project owned by Orla Mining Ltd. and the 1.0% NSR royalty on the Cerro Blanco project owned by Bluestone Resources Inc. The Company also acquired nine development and exploration stage royalties, of which, there are four in the United States, two in Canada and three in Mexico.

Beta Hunt Royalty Amendment

In September 2020, Maverix closed an agreement with Karora Resources Inc. to reduce the gold royalty on the Beta Hunt mine from 7.5% to 4.75%, effective July 1, 2020 (the “Amendment”). Upon closing the Amendment, Maverix received $13.0 million for the reduction of its royalty interest in the Beta Hunt mine and received $2.5 million of the $5.0 million one-time bonus royalty (the “Bonus Royalty Payment”). The remaining $2.5 million of the Bonus Royalty Payment owed was received in January 2021 (Note 17). The Bonus Royalty Payment was recorded as deferred revenue and will be amortized into royalty revenue over approximately one and a half years from the effective date. The Company recorded and paid $4.3 million in current taxes and recognized a deferred tax asset of $0.9 million during the year ended December 31, 2020 as a result of the Amendment.

b)	During the Year Ended December 31, 2019

Kinross Portfolio Acquisition

In December 2019, the Company completed the Purchase and Sale Agreement (the “PSA”) entered into with Kinross Gold Corporation (“Kinross”) to acquire a portfolio of royalties (the “Kinross Portfolio”). As consideration, the Company issued 11,228,674 common shares and paid $25.0 million in cash.

The fair value of the Kinross Portfolio acquired was determined to be $74.0 million. The Company used discounted cash flow models for producing or near-term development assets and comparable transactions for exploration or other assets to determine the fair value of the individual assets within the Kinross Portfolio. The discounted cash flow models used discount rates of 5% to 10% depending on the stage and risk profile of the assets. Metal prices were based on analyst metal price projections and management expectations.

Certain of the royalties that were due to be transferred pursuant to the PSA were subject to certain restrictions on transfer, including a ROFR that permitted the underlying property owner the right to repurchase the specific royalty for cash on the same valuation as established by Kinross and Maverix. Prior to the Company completing the PSA, one of the underlying property owners provided notification they were exercising their ROFR. After the exercise of the ROFR, Maverix acquired a total of 24 royalties (the “Kinross Portfolio”) pursuant to the PSA and received aggregate total proceeds of $12.0 million in cash upon the completion of the ROFR transaction.

The excess of the fair value of the Kinross Portfolio of $74.0 million over the cash consideration paid of $25.0 million was allocated to the common shares.

Additional Royalty on Hope Bay

In August 2019, Maverix entered into an agreement to purchase an additional 1.5% NSR royalty on the Hope Bay mine in Nunavut, Canada, previously owned and operated by TMAC Resources Inc. (“TMAC”) for a cash payment of $40.0 million (the “Additional Royalty”). Upon closing of the transaction, Maverix owned a combined 2.5% NSR royalty on the Hope Bay mine. Maverix was also entitled to receive an additional 0.25% NSR royalty until certain conditions with respect to the Additional Royalty were satisfied.

TMAC had the right to buy back the entire Additional Royalty for a cash payment of $50.0 million in the event of a change of control transaction of TMAC (as defined in the Additional Royalty agreement) that was announced prior to June 30, 2021. Subsequent to December 31, 2020, the buyback right for the entire Additional Royalty was exercised (Note 17).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

El Mochito Stream

In March 2019, Maverix entered into an agreement to purchase 22.5% of the silver produced from Kirungu Corporation’s (“Kirungu”) operating El Mochito mine (the “El Mochito Stream”). As consideration for the El Mochito Stream, Maverix made an upfront cash payment of $7.5 million. If certain production milestones are met, the El Mochito Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Maverix will make ongoing cash payments to Kirungu equal to 25% of the spot price of silver for each ounce delivered.

5.	ROYALTY, STREAM AND OTHER INTERESTS

a)	Carrying Amount

As at and for the year ended December 31, 2020:

		Cost			Accumulated Depletion
	Country	Opening	Additions/ (Disposals)	Ending	Opening	Depletion	Disposals	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Beta Hunt	AUS	14,875	(5,454)	9,421	(6,638)	(706)	2,581	(4,763)	4,658
Camino Rojo	MEX	-	40,173	40,173	-	-	-	-	40,173
Cerro Blanco	GTM	-	16,069	16,069	-	-	-	-	16,069
Cerro Casale	CHL	7,053	-	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	9,068	-	9,068	-	-	-	-	9,068
El Mochito	HON	7,710	24	7,734	(1,516)	(1,122)	-	(2,638)	5,096
Florida Canyon	USA	12,823	-	12,823	(2,189)	(712)	-	(2,901)	9,922
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	63,324	-	63,324	(1,950)	(1,671)	-	(3,621)	59,703
Karma	BFA	20,080	-	20,080	(4,062)	(1,992)	-	(6,054)	14,026
La Colorada	MEX	17,400	-	17,400	(3,262)	(1,171)	-	(4,433)	12,967
McCoy-Cove	USA	18,553	-	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(1,544)	(843)	-	(2,387)	1,313
Moss	USA	20,283	-	20,283	(1,617)	(3,480)	-	(5,097)	15,186
Mt Carlton	AUS	9,436	-	9,436	(4,638)	(2,104)	-	(6,742)	2,694
Omolon	RUS	10,076	17	10,093	(399)	(3,093)	-	(3,492)	6,601
San Jose	MEX	5,500	-	5,500	(2,302)	(591)	-	(2,893)	2,607
Silvertip	CAN	4,340	-	4,340	(454)	-	-	(454)	3,886
Vivien	AUS	3,301	-	3,301	(2,593)	(254)	-	(2,847)	454
Other	Various	83,375	17,394	100,769	(15,166)	(260)	-	(15,426)	85,343
Total(1)		329,735	68,223	397,958	(48,330)	(17,999)	2,581	(63,748)	334,210

(1)	Royalty, stream and other interests includes non-depletable assets of $76.0 million and depletable assets of $258.2 million.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

As at and for the year ended December 31, 2019:

		Cost			Accumulated Depletion				Carrying
	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Amount
		$	$	$	$	$		$	$
Amulsar	ARM	14,241	-	14,241	-	-	(14,241)	(14,241)	-
Beta Hunt	AUS	14,875	-	14,875	(4,886)	(1,752)	-	(6,638)	8,237
Cerro Casale	CHL	-	7,053	7,053	-	-	-	-	7,053
Converse	USA	10,039	-	10,039	-	-	-	-	10,039
DeLamar	USA	-	9,068	9,068	-	-	-	-	9,068
El Mochito	HON	-	7,710	7,710	-	(1,516)	-	(1,516)	6,194
Florida Canyon	USA	12,215	608	12,823	(1,516)	(673)	-	(2,189)	10,634
Gemfield	USA	8,799	-	8,799	-	-	-	-	8,799
Hope Bay	CAN	23,305	40,019	63,324	(772)	(1,178)	-	(1,950)	61,374
Karma	BFA	20,073	7	20,080	(2,346)	(1,716)	-	(4,062)	16,018
La Colorada	MEX	17,400	-	17,400	(2,338)	(924)	-	(3,262)	14,138
McCoy-Cove	USA	12,004	6,549	18,553	-	-	-	-	18,553
Moose River	CAN	3,700	-	3,700	(852)	(692)	-	(1,544)	2,156
Moss	USA	20,273	10	20,283	(70)	(1,547)	-	(1,617)	18,666
Mt Carlton	AUS	9,436	-	9,436	(3,622)	(1,016)	-	(4,638)	4,798
Omolon	RUS	-	10,076	10,076	-	(399)	-	(399)	9,677
San Jose	MEX	5,500	-	5,500	(1,748)	(554)	-	(2,302)	3,198
Silvertip	CAN	4,340	-	4,340	(101)	(353)	-	(454)	3,886
Vivien	AUS	3,293	8	3,301	(2,030)	(563)	-	(2,593)	708
Other	Various	39,504	29,630	69,134	(627)	(298)	-	(925)	68,209
Total(1)		218,997	110,738	329,735	(20,908)	(13,181)	(14,241)	(48,330)	281,405

(1)	Royalty, stream and other interests includes non-depletable assets of $51.5 million and depletable assets of $229.9 million.

b)	Royalty interest impairment

In December 2019, Lydian International Limited (“Lydian”) announced it was granted creditor protection under the Companies’ Creditors Arrangement Act (“CCAA”) in order to restructure its business and affairs. The CCAA filing, amongst other facts and circumstances, were considered indicators of impairment. As a result of the Company’s review of the circumstances specific to its royalty payment agreement with Lydian, the Company recorded an impairment of $14.2 million.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

6.	INVESTMENTS

As at and for the year ended December 31, 2020:

	Balance at December 31, 2019	Additions	Disposals	Exercise and Transfers	Fair Value Adjustments	Balance at December 31, 2020
Short-term investments
Common shares(1)	$-	$8,205	$(501)	$7,020	$3,466	$18,190
Warrants(2)	-	8	-	(1,851)	1,891	48
Total short-term investments	$-	$8,213	$(501)	$5,169	$5,357	$18,238

Non-current investments
Common shares(1)	$7,006	$1,519	$(1,505)	$(7,020)	$-	$-
Convertible debenture(2)	-	1,000	-	-	-	1,000
Warrants(2)	142	-	-	(142)	-	-
Total non-current investments	$7,148	$2,519	$(1,505)	$(7,162)	$-	$1,000
Total investments	$7,148	$10,732	$(2,006)	$(1,993)	$5,357	$19,238

(1)	Fair value adjustments recorded within Other comprehensive income (loss).
(2)	Fair value adjustments recorded within Net income (loss).

In December 2020, Northern Vertex Mining Corp. (“Northern Vertex”) announced a merger with Eclipse Gold Mining Corporation and a concurrent CAD$20.0 million financing (the “Financing”). As part of the Financing, the Company agreed to exercise 19.5 million share purchase warrants at CAD$0.40 per common share of Northern Vertex and sell the underlying common shares received for CAD$0.50 per common share. The Financing closed subsequent to December 31, 2020 (Note 17).

In April 2020, the Company acquired a $1.0 million convertible debenture (the “Debenture”). The Debenture has a two year term, bears interest at 12% per annum and is convertible into up to 19.9% of the total issued and outstanding capital stock of Kirungu, the right to purchase an additional 3% of the silver from the operating El Mochito mine on the same terms as the existing El Mochito silver Stream, or a 0.3% NSR Royalty on all metals produced from any mining properties or projects owned by Kirungu.

As at and for the year ended December 31, 2019:

	Balance at December 31, 2018	Additions	Disposals	Fair Value Adjustments	Balance at December 31, 2019
Common shares	$4,224	$3,597	$-	$(815)	$7,006
Warrants	234	-	-	(92)	142
Total investments	$4,458	$3,597	$-	$(907)	$7,148

Concurrent with the acquisition of the Additional Royalty (Note 4b), the Company subscribed for $3.0 million of TMAC common shares.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

7.	CREDIT FACILITY

The Company amended and increased its revolving credit agreement to borrow up to $120 million (the “Credit Facility”) in 2019. Amounts drawn on the amended Credit Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company's leverage ratio (as defined in the Credit Facility agreement). During the year ended December 31, 2020, the Company paid approximately 2.9% (2019: 4.4%) on amounts drawn and 0.6% (2019: 0.5%) on the remaining undrawn portion. The Credit Facility is secured by the Company’s present and future acquired assets, matures in June 2023, and is extendable through mutual agreement between Maverix and the syndicate of lenders.

The following table summarizes the Company’s Credit Facility as at December 31, 2020 and 2019 and changes during the years then ended:

Credit Facility
Balance at December 31, 2018	$12,300
Proceeds	62,000
Repayment	(5,300)
Balance at December 31, 2019	69,000
Proceeds	20,000
Repayment	(57,000)
Balance at December 31, 2020	$32,000

Amortization of the deferred financing costs related to the Credit Facility for the years ended December 31, 2020 and 2019 were $0.3 million and $0.3 million, respectively. As at December 31, 2020 the Company was in compliance with all of the covenants related to the Credit Facility.

8.	SHARE CAPITAL

a)	Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value and preferred shares. No preferred shares have been issued.

b)	Share Purchase Warrants

The following table summarizes warrants which were outstanding and exercisable as at December 31, 2020 and 2019 and changes during the years then ended:

	Number of warrants outstanding	Weighted average exercise price per warrant
Balance at December 31, 2018 and 2019	18,250,000	$2.41
Exercised	(8,250,000)	$1.89
Balance at December 31, 2020	10,000,000	$2.84

In June 2020, 8,250,000 common share purchase warrants were exercised for gross proceeds of $15.6 million to the Company. The common share price was $4.29 per share at the time the warrants were exercised.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

A listing of the Company’s outstanding warrants as at December 31, 2020 is presented below:

Number outstanding	Exercise Price	Expiry Date
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
10,000,000

c)	Share Based Payments - Share Option Plan

The Company adopted a stock option and compensation share plan (the “Plan”), which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, either, (i) common shares of the Company or (ii) non-transferable stock options to purchase common shares of the Company, each set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the option is granted or the common share is issued. Under the Plan, the aggregate number of common shares of the Company reserved for issuance is 7,500,000 common shares. If any option granted under the Plan expires or terminates for any reason in accordance with the terms of the Plan without being exercised, that option shall again be available for the purpose of the Plan. All stock options and incentive shares issued under the Plan vest over a period determined by the Board of Directors. Incentive stock options issued under the Plan expire up to five years after issuance.

The following table summarizes stock options which were outstanding and exercisable as at December 31, 2020 and 2019 and changes during the years then ended:

	Number of Options Outstanding	Weighted average exercise price per option (CAD$)
Balance at December 31, 2018	3,176,518	$2.28
Granted	1,211,565	$5.38
Exercised	(508,964)	$1.62
Forfeited	(45,000)	$5.18
Balance at December 31, 2019	3,834,119	$3.31
Granted	953,255	$5.21
Exercised	(650,580)	$1.25
Forfeited	(67,910)	$5.17
Balance at December 31, 2020	4,068,884	$4.05

Options which have vested and are exercisable as at December 31, 2020	2,600,257	$3.35

A summary of the Company’s outstanding stock options as at December 31, 2020 is presented below:

Number outstanding	Exercise Price (CAD$)	Expiry Date
285,750	$1.08	April 10, 2021
722,408	$2.80	April 28, 2022
156,081	$2.80	May 30, 2022
852,735	$3.30	May 31, 2023
848,252	$5.18	April 3, 2024
50,000	$6.48	August 9, 2024
268,313	$5.83	December 12, 2024
855,345	$5.17	March 10, 2025
30,000	$6.54	September 24, 2025
4,068,884

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

The following are the weighted-average assumptions used in the BSM to estimate the fair value of stock options granted for the years ended December 31, 2020 and 2019:

	Years ended
	December 31
	2020	2019
Risk-free interest rate	0.5%	1.6%
Expected volatility	45%	47%
Expected life	3 years	3 years
Expected dividend yield	1.1%	0.2%

The weighted-average common share price during the years ended December 31, 2020 and 2019, were $4.78 and $4.13 per share at the time the options were exercised, respectively. The weighted average remaining contractual life of the options as at December 31, 2020 was 2.73 years (2019: 3.04 years).

d)	Share Based Payments –RSU Plan

The Company adopted a RSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs. Each RSU is set at a price determined by the fair market value of the shares at the date immediately preceding the date on which the RSU is granted. Under the RSU Plan, the aggregate number of common shares of the Company reserved for issuance is 3,000,000 common shares. If any RSU granted under the RSU Plan expires or terminates for any reason in accordance with the terms of the RSU Plan without vesting, that RSU shall again be available for the purpose of the Plan. All RSUs issued under the Plan vest after three years, unless otherwise determined on the grant date by the Board of Directors. The Board of Directors has the discretion to settle the vested RSUs in cash or equity.

The following table summarizes RSUs which were outstanding as at December 31, 2020 and 2019 and the changes during the years then ended:

	Number of RSUs Outstanding	Weighted average fair value per RSU (CAD$)
Balance at December 31, 2018	-	-
Granted	97,027	$5.82
Balance at December 31, 2019	97,027	$5.82
Granted	105,822	$5.57
Forfeited	(10,155)	$5.17
Balance at December 31, 2020	192,694	$5.72

e)	Dividends

During the year ended December 31, 2020, the Company declared four and paid five separate dividends of $0.01 per common share. During the year ended December 31, 2019, the Company declared one dividend of $0.01 per common share.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

9.	OPERATING EXPENSES BY NATURE

	Years ended
	December 31
	2020	2019
Compensation and benefits	$4,504	$3,001
Corporate administration	969	864
Listing and filing fees	242	646
Professional fees	736	408
Amortization	147	122
Operating expenses before share-based compensation	6,598	5,041
Share-based compensation	1,688	1,666
Total operating expenses	$8,286	$6,707

10.	EARNINGS PER SHARE

Basic and diluted earnings (loss) per share is calculated based on the following:

	Years ended
	December 31
	2020	2019
Net income (loss)	$23,719	$(7,667)
Basic weighted average number of shares	126,730,500	108,363,047
Basic earnings (loss) per share	$0.19	$(0.07)

Effect of dilutive securities
Warrants	7,431,541	-
Stock options	1,752,315	-
RSUs	61,183	-
Diluted weighted average number of common shares	135,975,539	108,363,047
Diluted earnings (loss) per share	$0.17	$(0.07)

The following table lists the number of warrants, stock options and RSUs which were excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the year ended December 31, 2020, or the Company was in a net loss position during the year ended December 31, 2019.

	Years ended
	December 31
	2020	2019
Warrants	-	18,250,000
Stock options	58,033	3,834,119
RSUs	-	97,027

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

11.	SUPPLEMENTAL CASH FLOW INFORMATION

	Years ended
	December 31
Changes in non-cash working capital:	2020	2019
Accounts receivable	$(6,393)	$(2,484)
Prepaid expenses and other	(170)	(215)
Trade payables and other	(297)	(1,004)
Dividend payable	-	1,196
Deferred revenue	3,333	-
Changes in non-cash working capital	$(3,527)	$(2,507)

Significant non-cash transactions:
Equity issued for Newmont and Kinross Portfolios (Note 4)	$60,000	$49,000
Settlement of receivables in equity investments	1,519	597

Cash and cash equivalents at the end of the year:
Cash at bank	$7,760	$4,828

12.	RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Years ended
	December 31
	2020	2019
Compensation and benefits	$3,632	$2,530
Share-based compensation	1,532	1,471
Total compensation	$5,164	$4,001

During the years ended December 31, 2020 and 2019, the Company purchased $2.3 million and $2.4 million, respectively, of refined gold from Pan American Silver Corp. (“Pan American”) at a price of $650 per ounce purchased under its La Colorada gold Stream agreement (Note 16). As a consequence of its shareholding and other factors, Pan American is deemed to have significant influence over the Company.

The Company completed the acquisition of the Newmont Portfolio during the year ended December 31, 2020 (Note 4a). As a consequence of its shareholding and other factors, Newmont is deemed to have significant influence over the Company.

13.	INCOME TAXES

Income tax recognized in net income is comprised of the following:

	Years ended
	December 31
	2020	2019
Current tax expense	$7,392	$1,183
Deferred tax recovery	(1,332)	-
Income tax expense	$6,060	$1,183

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Years ended
	December 31
	2020	2019
Income (loss) before income taxes	$29,779	$(6,484)
Statutory tax rate	27%	27%
Expected income tax expense (recovery)	$8,040	$(1,751)

Increase (decrease) due to:
Foreign tax rate differences	583	210
Non-deductible expenses	448	318
Withholding taxes	548	319
Change in unrecognized temporary differences	(2,970)	2,443
Recognition of temporary differences	(1,332)	-
Effect of true-ups in prior year temporary and other differences	743	(356)
Income tax expense	$6,060	$1,183

Deferred tax assets and liabilities

As at December 31, 2020, the Company has recognized gross deferred tax assets of $15.6 million related to Canadian non-capital losses (December 31, 2019: $5.5 million). These have been partially offset by $14.8 million of deferred tax liabilities primarily related to the Company’s royalty, stream and other interests (December 31, 2019: $4.7 million).

The following table summarizes the Company’s deferred income tax asset as at December 31, 2020 and 2019 and the changes during the years then ended:

	Years ended
	December 31
	2020	2019
Balance, beginning of the year	$823	$823
Recognized in net income (loss)	1,332	-
Recognized in other comprehensive income (loss)	(402)	-
Balance, end of the year	$1,753	$823

The aggregate amount of deductible temporary differences for which deferred income tax assets have not been recognized are as follows:

	December 31, 2020	December 31, 2019
Royalty, stream and other interests	$2,492	$2,355
Financing costs and other	859	130
Non-capital losses	5,430	18,470
Total	$8,781	$20,955

As at December 31, 2020, the Company has deductible Canadian non-capital tax losses of $58.9 million that expire between 2038 to 2040.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

14.	SEGMENT INFORMATION

For the year ended December 31, 2020:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Gain on amendment of royalty interest	Income (loss) before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Beta Hunt (AUS)	Gold	8,635	-	-	(706)	9,291	17,220	9,533
El Mochito (HON)	Silver	-	3,716	(881)	(1,122)	-	1,713	2,836
Florida Canyon (USA)	Gold	2,551	-	-	(712)	-	1,839	2,638
Hope Bay (CAN)	Gold	5,355	-	-	(1,671)	-	3,684	2,998
Karma (BFA)	Gold	2,946	-	-	(1,992)	-	954	2,636
La Colorada (MEX)	Gold	-	6,347	(2,345)	(1,171)	-	2,831	4,002
Moose River (CAN)	Gold	1,586	-	-	(843)	-	743	1,521
Moss (USA)	Silver	-	8,929	(1,794)	(3,480)	-	3,655	7,135
Mt Carlton (AUS)	Gold	2,469	-	-	(2,104)	-	365	2,112
Omolon (RUS)	Gold	4,792	-	-	(3,093)	-	1,699	3,169
San Jose (MEX)	Silver	1,989	-	-	(591)	-	1,398	1,736
Silvertip (CAN)	Silver	-	-	-	-	-	-	189
Vivien (AUS)	Gold	1,839	-	-	(254)	-	1,585	1,596
Other (Various)	Various	527	-	-	(260)	-	267	670
Total segments		32,689	18,992	(5,020)	(17,999)	9,291	37,953	42,771
Operating expenses		-	-	-	-	-	(8,286)	(6,451)
Foreign exchange gain		-	-	-	-	-	664	380
Unrealized gain on warrants		-	-	-	-	-	1,891	-
Finance expense		-	-	-	-	-	(2,456)	-
Income taxes paid		-	-	-	-	-	-	(4,076)
Other		-	-	-	-	-	13	376
Total corporate		-	-	-	-	-	(8,174)	(9,771)
Consolidated total		32,689	18,992	(5,020)	(17,999)	9,291	29,779	33,000

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

For the year ended December 31, 2019:

	Primary Product	Royalty revenue	Sales	Costs of sales, excluding depletion	Depletion	Royalty interest impairment	Income (loss) before taxes	Cash from (used in) operations
		$	$	$	$	$	$	$
Amulsar (ARM)	Gold	-	-	-	-	(14,241)	(14,241)	-
Beta Hunt (AUS)	Gold	4,786	-	-	(1,752)	-	3,034	5,001
El Mochito (HON)	Silver	-	3,626	(874)	(1,516)	-	1,236	2,752
Florida Canyon (USA)	Gold	2,101	-	-	(673)	-	1,428	1,610
Hope Bay (CAN)	Gold	3,124	-	-	(1,178)	-	1,946	1,761
Karma (BFA)	Gold	2,305	-	-	(1,716)	-	589	1,868
La Colorada (MEX)	Gold	-	5,216	(2,443)	(924)	-	1,849	2,773
Moose River (CAN)	Gold	1,124	-	-	(692)	-	432	1,023
Moss (USA)	Silver	-	3,073	(610)	(1,547)	-	916	2,463
Mt Carlton (AUS)	Gold	2,941	-	-	(1,016)	-	1,925	3,210
Omolon (RUS)	Gold	562	-	-	(399)	-	163	-
San Jose (MEX)	Silver	1,471	-	-	(554)	-	917	1,377
Silvertip (CAN)	Silver	941	-	-	(353)	-	588	897
Vivien (AUS)	Gold	2,070	-	-	(563)	-	1,507	2,093
Other (Various)	Various	372	-	-	(298)	-	74	272
Total segments		21,797	11,915	(3,927)	(13,181)	(14,241)	2,363	27,100
Operating expenses		-	-	-	-	-	(6,707)	(4,919)
Foreign exchange gain		-	-	-	-	-	(227)	(160)
Unrealized gain on warrants		-	-	-	-	-	(92)	-
Finance expense		-	-	-	-	-	(1,813)	-
Income taxes paid		-	-	-	-	-	-	(1,230)
Other		-	-	-	-	-	(8)	170
Total corporate		-	-	-	-	-	(8,847)	(6,139)
Consolidated total		21,797	11,915	(3,927)	(13,181)	(14,241)	(6,484)	20,961

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

Non-current Assets by Geographical Region:

	December 31, 2020	December 31, 2019
North America
USA	$107,064	$101,554
Canada	73,820	74,842
Mexico	64,847	20,936
South & Central America
Guatemala	16,069	-
Chile	10,073	10,073
Peru	8,400	8,400
Dominican Republic	5,160	6,195
Honduras	5,097	5,160
Other
Burkina Faso	14,156	16,148
Australia	9,152	15,089
Russia	6,601	9,677
Cote d’Ivoire	4,030	4,030
Ghana	3,527	3,527
Argentina	3,200	3,200
Various	3,974	3,946
Total(1)	$335,170	$282,777

(1)	Includes royalty, stream, and other interests (Note 5) and deferred financing costs and other.

15.	FINANCIAL RISK MANAGEMENT

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company's exposure to each of these risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At December 31, 2020, the capital structure of the Company consists of $341.0 million (December 31, 2019: $241.7 million) of total equity, comprising of share capital, reserves, accumulated other comprehensive income, and retained earnings (deficit), and $32.0 million (December 31, 2019: $69.0 million) of drawn Credit Facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Credit Facility (Note 7). The Company is in compliance with its debt covenants at December 31, 2020.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, and trade payables and other denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at December 31, 2020, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the USD would increase (decrease) net income by $0.3 million and other comprehensive income by $1.8 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations, holding of cash and cash equivalents, and the amount available under the Credit Facility. As at December 31, 2020, the Company had cash and cash equivalents of $7.8 million (December 31, 2019: $4.8 million) and working capital of $35.1 million (December 31, 2019: $19.9 million). In addition, at December 31, 2020 the Company had $88.0 million available under its Credit Facility (Note 7).

Other Risks

The Company is exposed to equity price risk as a result of holding common shares in other mining companies with a combined fair market value as at December 31, 2020 of $18.2 million (December 31, 2019: $7.1 million) (Note 6). The equity prices of investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19 and the daily exchange traded volume of the equity may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the equity. Based on the Company’s investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $1.8 million.

Fair Value Measurements

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2020 and December 31, 2019. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at December 31, 2020			As at December 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$18,190	$-	$-	$7,006	$-	$-
Warrants	-	48	-	-	142	-
Convertible debenture	-	-	1,000	-	-	-
Total	$18,190	$48	$1,000	$7,006	$142	$-

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

The fair values of the royalty, stream and other interests acquired through issuance of equity instruments were determined by a market approach using unobservable inputs into discounted cash flow projections and comparable transactions. As a result, for the years ending December 31, 2020 and 2019, the acquisition date fair values of royalty and other interests designated as Level 3 fair value measurements were $75.0 million and $74.0 million, respectively.

16.	CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Bolsa	5%		$450
La Colorada	100%		$650

Silver Stream interests
El Mochito	22.5	%(1)	25% of silver spot price
Moss	100	%(2)	20% of silver spot price

(1)	If 3.0 million ounces of silver are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.
(2)	After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

In connection with the acquisition of the Silvertip Royalty in 2017, the Company may issue an additional 1,400,000 common shares of the Company when the Silvertip mine achieves commercial production and a cumulative throughput of 400,000 tonnes of ore through the processing plant is achieved.

In connection with the Newmont Portfolio acquisition, the Company has agreed to make certain contingent cash payments if certain production milestones at certain assets are achieved (Note 4a).

17.	SUBSEQUENT EVENTS

Hope Bay

In February 2021, Agnico Eagle Mines Limited (“Agnico”) completed the acquisition of TMAC, the previous owner of the Hope Bay mine. Concurrent with the acquisition, Agnico provided notice to the Company and exercised the buyback right with respect to 1.5% of the total 2.5% NSR royalty the Company owned on the Hope Bay mine for $50.0 million. The Company has retained a 1% NSR royalty on the Hope Bay mine that is not subject to any reductions.

Investment Proceeds

In February 2021, Northern Vertex closed its Financing (Note 6) and the Company received $7.7 million in proceeds for the sale of its Northern Vertex common shares.

Royalty Proceeds

In January 2021, the Company received the remaining $2.5 million owed under the Beta Hunt royalty Amendment (Note 4a).

Maverix Metals Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2020 and 2019

(Expressed in thousands of United States dollars, unless stated otherwise)

Exercise of Stock Options

Subsequent to December 31, 2020, a total of 589,351 stock options were exercised with a weighted-average exercise price of CAD$2.32.

Credit Facility Payment

In February 2021, the Company repaid $32.0 million, leaving the full $120.0 million available under the Company’s Credit Facility.

Dividend Declared

In February 2021, the Board of Directors of the Company declared a quarterly dividend of $0.01 per common share payable on March 15, 2021 to shareholders of record as of the close of business on February 26, 2021.